UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2009

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Shekou, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company
By:	/s/ Xiaochun WANG
	Name:	Xiaochun WANG
	Title:	Chairman and Chief Executive Officer

Date: June 23, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

Exhibit 99.1
Tongjitang Chinese Medicines Company Announces Change in Independent Auditor
SHENZHEN, China, June 22, 2009 — Tongjitang Chinese Medicines Company (NYSE: TCM), a leading specialty pharmaceutical company focusing on the development, manufacture, marketing and sale of modernized traditional Chinese medicine in China, announced that effective June 16, 2009, it has changed its independent auditor for the year ending December 31, 2009 from Deloitte Touche Tohmatsu (“Deloitte”) to Ernst & Young Hua Ming. Deloitte audited Tongjitang’s financial statements for each of the previous five years. The change was approved by Tongjitang’s audit committee and full board of directors.
Tongjitang and Deloitte did not have any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreement in connection with its report on Tongjitang’s consolidated financial statements.
About Tongjitang Chinese Medicines Company
Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, Guizhou Long-Life, Qinghai Pulante and Anhui Jingfang, is a vertically integrated and profitable specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.
Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 36 other modernized traditional Chinese medicine products and 37 western medicines. Please visit www.tongjitang.com for more information.
CONTACT
ICR, Inc.
Ashley M. Ammon or Christine Duan
203-682-8200 (Investor Relations)